August 17, 2016
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington D.C. 20549
Mail Stop 3561

Re:    Staples, Inc.
Form 10-K for the Fiscal Year Ended January 30, 2016
Filed March 4, 2016
File No. 000-17586

Ladies and Gentlemen:

Please find below our response to the comment regarding the above referenced filing contained in a letter from Mara L. Ransom of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Staples, Inc. (the “Company,” “Staples,” “we,” or “our”), dated July 29, 2016. Your comment is in bold and our response and supplemental information are in regular or italicized type.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Outlook, page B-1

1. In future filings, please expand this section to discuss any known material trends, events or uncertainties that have had or are reasonably expected to have a material impact on your liquidity, revenues or income from continuing operations. In this regard, we note the following apparent trends during the last three years: (i) comparable store sales decreases across your segments driven by reduced customer traffic, (ii) store closures, and (iii) ongoing weakness in your European businesses. We also note the strategic priorities outlined by management in recent earnings calls, including certain priorities described in your Q4 2015 earnings call, as well as your Staples 2020 plan. We further note disclosure in your Form 10-Q for the period ended April 30, 2016 of certain strategic actions to enhance long-term value. Please discuss whether you expect these trends to continue and the short and long-term actions that you are taking to address any such trends. In this regard, your discussion should address your past and future financial condition and results of operation, with particular emphasis on the prospects for the future. See Item 303(a) of Regulation S-K and SEC Release No. 33-8350. Please tell us what this disclosure will look like.

Response: In future filings, we will expand the “Outlook” section of our MD&A to clarify how material trends, events, and uncertainties and key strategic actions are expected to impact the Company. For example, in our Form 10-Q for the period ended July 30, 2016, which we filed today, we included the following disclosure under the “Outlook” heading:

Our guidance reflects the following material trends, events, uncertainties and strategic actions:

•
We operate a portfolio of businesses. We plan to accelerate growth in Staples Business Advantage, our North American contract business, where we have momentum and best in class offerings to build on. At the same time we are focused on maximizing profitability and reducing risk in our underperforming North American retail and European businesses.

•
Our guidance assumes that we will close at least 50 retail stores in North America in 2016 as an extension of our store closure plan announced in 2014, in light of ongoing declines in comparable store sales. We will evaluate our remaining store portfolio on an ongoing basis as performance and market conditions change.

•	We plan to accelerate growth in our delivery businesses, focusing on providing services and products beyond office supplies that are targeted toward mid-market business customers.

•
We have experienced ongoing weakness in our European businesses, which we expect to continue. We are currently exploring strategic alternatives for our European operations. The strategic actions that are ultimately taken (if any) may trigger the recognition of additional charges, as discussed in Note D - Impairment of Goodwill and Long-Lived Assets in the Notes to the Condensed Consolidated Financial Statements. Any additional charges are not reflected in our guidance.

•
Our profitability is affected by changes in the mix of products and services we sell, and the prices at which we sell them. We plan to preserve profitability through reducing product costs, optimizing promotions, increasing the mix of Staples Brand products, and reducing operating expenses, which we expect will generate approximately $300 million of annualized pre-tax cost savings by the end of

2018. The profit improvement anticipated in 2016 under these initiatives has been reflected in our guidance.

Company Acknowledgment

As requested by the Commission, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions with regard to the response, need further information or would like to discuss any of the information covered in this letter, please contact me at (508) 253-7409.

Sincerely,

/s/ Christine T. Komola
Christine T. Komola
Executive Vice President, Chief Financial Officer

cc:    Shira D. Goodman
Michael T. Williams, Esq.
Mark Borden, Esq.